DASCO MEDICAL PROPERTIES TRUST

3399 PGA Boulevard

Suite 240

Palm Beach Gardens, FL 33410

November 3, 2004

VIA EDGAR AND TELECOPY

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

                                                Re:             DASCO Medical Properties Trust

                                                                   Registration Statement on Form S-11 (File No. 333-115465)

                                                                   Application for Withdrawal

Ladies and Gentlemen:

                In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DASCO Medical Properties Trust (the “Company”), hereby requests withdrawal of its Registration Statement on Form     S-11, together with all exhibits thereto (File No. 333-115465), originally filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2004 (the “Registration Statement”).  The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

                The Registration Statement is being withdrawn on the grounds that, in lieu of consummating the transactions described in the Registration Statement, the Company elected to sell its interests in 26 medical office buildings, which constitute the majority of the properties in its portfolio, to CNL Retirement Properties, Inc. for approximately $206.5 million.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) promulgated under the Securities Act.

                The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

                Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at (561) 622-2622 as soon as it is available.  If you have any questions with respect to this request, please call Stuart A. Barr of the law firm of Hogan & Hartson L.L.P. at (202) 637-6554.

Sincerely yours,

DASCO Medical Properties Trust

/s/ Malcolm S. Sina
Malcolm S. Sina
Chief Executive Officer

cc:	Geoffrey Ossias
Securities and Exchange Commission
Division of Corporation Finance

Stuart A. Barr
Hogan & Hartson L.L.P.